UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

MAP Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

56509R108

(CUSIP Number)

Matthew J. Maletta, Esq.

Vice President,

Associate General Counsel and Secretary

Allergan, Inc.

2525 Dupont Drive

Irvine, California, 92612

(714) 246-4500

Copy to:

Terrence R. Allen, Esq.

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive

Irvine, California, 92612

(949) 451-3800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 22, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56509R108	13D

(1)	NAMES OF REPORTING PERSONS Allergan, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO (See Item 3 below)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 3,312,176 shares (See Item 5 below)
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 3,312,176 shares (See Item 5 below)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,312,176 shares (See Items 4 and 5 below)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.36%[1] (See Item 5 below)
(14)	TYPE OF REPORTING PERSON (see instructions) CO

[1]	Based on 35,379,899 Shares issued and outstanding as of January 22, 2013, which figure was provided by the Issuer.

CUSIP No. 56509R108	13D

(1)	NAMES OF REPORTING PERSONS Groundhog Acquisition, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO (See Item 3 below)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 3,312,176 shares (See Item 5 below)
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 3,312,176 shares (See Item 5 below)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,312,176 shares (See Items 4 and 5 below)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.36%[1] (See Item 5 below)
(14)	TYPE OF REPORTING PERSON (see instructions) CO

[1]	Based on 35,379,899 Shares issued and outstanding as of January 22, 2013, which figure was provided by the Issuer.

Introduction

Item 1. Security and Issuer.

This initial Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Shares”), of MAP Pharmaceuticals, Inc., a Delaware corporation (“MAP”). The principal executive offices of MAP are located at 2400 Bayshore Parkway, Suite 200, Mountain View, California 94043.

The Reporting Persons (as defined in Item 2 below) have entered into a Joint Filing Agreement, dated January 29, 2013 (the “Joint Filing Agreement”), a copy of which is attached hereto as Exhibit 1, pursuant to which such Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 2. Identity and Background.

This Schedule 13D is filed on behalf of (i) Allergan, Inc., a Delaware corporation (“Allergan”), and (ii) Groundhog Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Allergan (“Purchaser”). Allergan and Purchaser are sometimes referred to collectively herein as the “Reporting Persons,” and each as a “Reporting Person.”

Allergan was founded in 1950 and incorporated in Delaware in 1977. Allergan’s principal business and principal executive offices are located at 2525 Dupont Drive, Irvine, California 92612. The telephone number of Allergan’s principal executive offices is (714) 246-4500. Allergan is a multi-specialty health care company focused on developing and commercializing innovative pharmaceuticals. Allergan discovers, develops and commercializes a diverse range of products for the ophthalmic, neurological, medical aesthetics, medical dermatology, breast aesthetics, obesity intervention, urological and other specialty markets in more than 100 countries around the world.

Purchaser was founded and incorporated in Delaware on January 18, 2013. Purchaser’s principal business and principal executive offices are located at 2525 Dupont Drive, Irvine, California 92612. The telephone number of its principal executive offices is (714) 246-4500. Purchaser has not engaged in any activities to date other than those activities incidental to its formation, commencement of the Offer (as defined in Item 4 below), and entry into the Merger Agreement (as defined in Item 4 below) and the transactions contemplated by the Merger Agreement.

A chart setting forth the name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons is attached hereto as Schedule A and is incorporated herein by reference.

During the last five years, neither of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any of the persons listed on Schedule A hereto has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As a result of the execution of the Tender and Support Agreement (as defined in Item 4 below), each of the Reporting Persons may be deemed to have acquired beneficial ownership of 3,312,176 Shares to the extent provided therein. The Tender and Support Agreement was entered into as a condition to the Reporting Persons’ willingness to enter into and perform their obligations under the Merger Agreement. The Reporting Persons requested that each Tendering Stockholder (as defined in Item 4 below) enter into the Tender and Support Agreement, and each Tendering Stockholder agreed to do so in order to induce the Reporting Persons to enter into, and in consideration of their entering into, the Merger Agreement. Neither Reporting Person paid any consideration to the Tendering Stockholders in connection with the execution and delivery of the Tender and Support Agreement. The Tender and Support Agreement is described in more detail below in Item 4 of this Schedule 13D.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4. Purpose of Transaction.

Merger Agreement and Tender Offer

On January 22, 2013, Purchaser, Allergan and MAP entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Purchaser intends to commence a cash tender offer (the “Offer”) to purchase all outstanding Shares at a price of $25.00 per share, net to the seller in cash without interest and less any required withholding taxes (the “Offer Price”). Following the completion of the Offer and the satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement, (i) Purchaser will, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), be merged with and into MAP, and MAP shall continue as the surviving corporation (the “Surviving Corporation”) of the merger (the “Merger”), and (ii) each Share that is not tendered and accepted pursuant to the Offer (other than Shares owned by Allergan, Purchaser or MAP and any Shares held by stockholders who validly exercise their appraisal rights in connection with the Merger) will be converted into the right to receive in cash an amount per share equal to the Offer Price. The purpose of the Offer and the Merger is to enable Allergan to acquire control of MAP by acquiring all of the outstanding Shares. As set forth in the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver of certain conditions, including, among others, the following: (i) MAP stockholders shall have validly tendered in the Offer, and not validly withdrawn, the number of Shares which, when taken together with any Shares owned by Allergan and its subsidiaries, represents a majority of the outstanding Shares on a fully diluted basis, (ii) the expiration or termination of the applicable waiting periods required pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) the absence of a material adverse effect on MAP and (iv) certain other customary conditions. The consummation of the Offer is not subject to any financing condition.

Pursuant to the terms of the Merger Agreement, MAP has granted Purchaser an irrevocable option (the “Top-Up Option”) to purchase at a price per share equal to the Offer Price, an aggregate number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned by Allergan and Purchaser at the time of such exercise, constitutes one Share more than 90% of the Shares then outstanding. The exercise of the Top-Up Option is subject to the terms and conditions set forth in the Merger Agreement, including there being sufficient authorized Shares available for issuance. The purpose of the Merger is for Purchaser to acquire all Shares not purchased pursuant to the Offer.

Following the acceptance of Shares in the Offer, Allergan will be entitled to elect or designate a number of directors (rounded up to the next whole number) to the board of directors of MAP (the “MAP Board”) equal to the product of the total number of directors on the MAP Board (giving effect to the directors elected or designated by Allergan) multiplied by the percentage that the aggregate number of Shares beneficially owned by Allergan, Purchaser or any of Allergan’s or Purchaser’s respective subsidiaries bears to the total number of Shares then outstanding. In such case, MAP has agreed to take all actions necessary to cause Allergan’s designees to be elected or appointed to the MAP Board in such number as is proportionate to Allergan’s, Purchaser’s and any of Allergan’s or Purchaser’s respective subsidiaries Share ownership.

Upon consummation of the Merger, the directors of Purchaser shall be the initial directors of the Surviving Corporation and shall serve until the earlier of their resignation or removal or their successors are duly elected or appointed and qualified, as the case may be. At the effective time of the Merger, the certificate of incorporation and bylaws of MAP will be amended and restated in their entirety as set forth in the exhibits to the Merger Agreement. Such certificate of incorporation and bylaws (as so amended), will be the certificate of incorporation and the bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable law.

Upon the consummation of the Offer, the Shares may become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, and Allergan may cause them to be deregistered. Upon consummation of the Merger, the Shares will become eligible for such deregistration, and Allergan will cause the Shares to become deregistered. In addition, Allergan will cause the Shares to be delisted from the NASDAQ Global Select Market.

The description of the Merger Agreement included in this Item 4 is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference.

Tender and Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, Allergan and Purchaser entered into a Tender and Support Agreement (the “Tender and Support Agreement”) with all of MAP’s directors and executive officers, in their capacity as stockholders of MAP, and one other MAP stockholder that is an affiliate of a MAP director (the “Tendering Stockholders”).

Pursuant to the Tender and Support Agreement, the Tendering Stockholders agreed, among other things, to (i) tender in the Offer (and not withdraw) all Shares beneficially owned or thereafter acquired by them (which represented approximately 9.36% of the outstanding Shares as of January 22, 2013), (ii) vote (or cause to be voted) any Shares held by them (to the extent that such Shares are not purchased in the Offer) in favor of the Merger Agreement in the event a stockholder approval is required to consummate the Merger and against any competing transaction or proposal, and (iii) grant Allergan an irrevocable proxy to vote and exercise voting and related rights with respect to the Shares owned by them.

The Tender and Support Agreement allows certain of the Tendering Stockholders who, as of the date of the Tender and Support Agreement, are parties to a written plan for trading the Shares in accordance with Rule 10b5-1 under the Exchange Act (each, a “10b5-1 Plan”), to sell pursuant to such Tendering Stockholder’s 10b5-1 Plan up to that number of Shares indicated on Schedule A to the Tender and Support Agreement as permitted to be sold under such 10b5-1 Plan, which Shares will be those issued upon the exercise of stock options outstanding as of the date of the Tender and Support Agreement or Shares outstanding as of the Tender and Support Agreement, as the case may be, solely as specified in Schedule A to the Tender and Support Agreement.

Neither Reporting Person paid any additional consideration to the Tendering Stockholders in connection with the execution and delivery of the Tender and Support Agreement. The purpose of the Tender and Support Agreement is to increase the likelihood that the Offer and the Merger will be consummated.

The description of the Tender and Support Agreement included in this Item 4 is qualified in its entirety by reference to the full text of the Tender and Support Agreement, a copy of which is attached hereto as Exhibit 3 and is incorporated herein by reference.

Other than as described in this Item 4, the Reporting Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Additional Information and Where to Find It

The tender offer described herein has not yet commenced. This Schedule 13D and the exhibits attached hereto, and the descriptions contained herein, are neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of MAP. At the time the tender offer is commenced, Allergan and Purchaser will file with the SEC a Tender Offer Statement on Schedule TO, and MAP will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. MAP stockholders and other investors are strongly advised to read the tender offer materials (including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement, when filed, because they will contain important information which should be read carefully before any decision is made with respect to the tender offer. The Tender Offer Statement and the Solicitation/Recommendation Statement, when filed, will be available for free at the SEC’s website at www.sec.gov. Free copies of these materials and certain other tender offer documents will be made available by the information agent for the tender offer.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, Allergan and MAP file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Allergan and MAP at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Allergan’s and MAP’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Item 5. Interest in Securities of the Issuer.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 5.

(a) and (b) Based on information provided by the Tendering Stockholders, such Tendering Stockholders beneficially owned an aggregate of 3,312,176 Shares (all of which are subject to the Tender and Support Agreement) as of January 22, 2013, which represented approximately 9.36% of the outstanding Shares as of such date. To the extent provided in the Tender and Support Agreement, the Reporting Persons may be deemed to have shared voting and dispositive power over such Shares. As described in Item 4 above, the Tender and Support Agreement allows a limited number of Shares covered by such agreement to be sold pursuant to the 10b5-1 Plans. The Reporting Persons have been advised that, pursuant to this provision and in accordance with the 10b5-1 Plans, since the date of the Tender and Support Agreement, a total of 149,620 Shares issued upon the exercise of stock options and an additional 20,000 Shares outstanding as of the date of the Tender and Support Agreement have been sold by the Tendering Stockholders. As a result of such exercises and sales and the vesting of certain restricted stock units previously awarded pursuant to MAP’s equity award plan, as of the date of the filing of this Schedule 13D, an aggregate of 3,315,722 outstanding Shares, representing 9.32%1 of all outstanding Shares, are subject to the Tender and Support Agreement.

Other than the Shares that may be deemed to be beneficially owned by the Reporting Persons by virtue of the Tender and Support Agreement, the Reporting Persons do not beneficially own any Shares. To the knowledge of the Reporting Persons, none of the persons listed on Schedule A hereto beneficially owns any Shares.

(c) To the knowledge of the Reporting Persons, and except as otherwise described in this Schedule 13D, neither the Reporting Persons nor any person listed on Schedule A hereto has effected any transaction in the Shares during the past 60 days.

(d) To the knowledge of the Reporting Persons, no person other than the Tendering Stockholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated by reference in Item 3, Item 4 and Item 5 is incorporated by reference in this Item 6.

Except as disclosed in this Schedule 13D, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person listed on Schedule A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer or its subsidiaries, other than the Merger Agreement, the Tender and Support Agreement and the Joint Filing Agreement.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description
1	Joint Agreement by and between Allergan, Inc. and Groundhog Acquisition, Inc., dated as of January 29, 2013.

2	Agreement and Plan of Merger, by and among Allergan, Inc., Groundhog Acquisition, Inc. and MAP Pharmaceuticals, Inc., dated as of January 22, 2013 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Allergan, Inc. on January 23, 2013).

3	Tender and Support Agreement, by and among Allergan, Inc., Groundhog Acquisition, Inc. and certain shareholders of MAP Pharmaceuticals, Inc., dated as of January 22, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Allergan, Inc. on January 23, 2013).

[1]	Based on 35,569,770 Shares issued and outstanding as of January 29, 2013, which figure was provided by the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2013

ALLERGAN, INC.

By:	/s/ Matthew J. Maletta
Name:	Matthew J. Maletta
Title:	Vice President, Associate General Counsel and Secretary

GROUNDHOG ACQUISITION, INC.

By:	/s/ Jeffrey L. Edwards
Name:	Jeffrey L. Edwards
Title:	Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
1	Joint Agreement by and between Allergan, Inc. and Groundhog Acquisition, Inc., dated as of January 29, 2013.

2	Agreement and Plan of Merger, by and among Allergan, Inc., Groundhog Acquisition, Inc. and MAP Pharmaceuticals, Inc., dated as of January 22, 2013 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Allergan, Inc. on January 23, 2013).

3	Tender and Support Agreement, by and among Allergan, Inc., Groundhog Acquisition, Inc. and certain shareholders of MAP Pharmaceuticals, Inc., dated as of January 22, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Allergan, Inc. on January 23, 2013).

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF ALLERGAN, INC.

The name, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below for each director and executive officer of Allergan. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Allergan. The business address of each director and officer is in care of Allergan, Inc., 2525 Dupont Drive, Irvine, California 92612. All directors and executive officers listed below are United States citizens, except Trevor M. Jones, Ph.D., who is a citizen of the United Kingdom.

Name	Current Principal Occupation or Employment

James F. Barlow	Senior Vice President, Corporate Controller

Herbert W. Boyer, Ph.D.	Vice Chairman of the Board and member of the Corporate Governance and Compliance Committee and the Science & Technology Committee

Raymond H. Diradoorian	Executive Vice President, Global Technical Operations

Deborah Dunsire, M.D.	Director and member of the Corporate Governance and Compliance Committee and the Science & Technology Committee; President and Chief Executive Officer of Millennium Pharmaceuticals, Inc., The Takeda Oncology Company; Member of the board of directors of Takeda Pharmaceuticals Company

Jeffrey L. Edwards	Executive Vice President, Finance and Business Development and Chief Financial Officer; Director, Vice President and Chief Financial Officer of Purchaser

David J. Endicott	Corporate Vice President and President, Allergan Medical, Asia Pacific and Latin America

Michael R. Gallagher	Director, Chairman of the Corporate Governance and Compliance Committee and member of the Organization and Compensation Committee; member of the Board of Advisors of the Haas School of Business, University of California, Berkeley

Julian S. Gangolli	Corporate Vice President and President, North America

Dawn Hudson	Director, Chairman of the Organization and Compensation Committee and member of the Audit and Finance Committee; Vice Chairman of the Parthenon Group; Director of Lowe’s Companies, Inc. and Interpublic Group of Companies

Douglas S. Ingram	Executive Vice President and President, Europe, Africa and Middle East

Trevor M. Jones, Ph.D.	Director and member of the Corporate Governance and Compliance Committee and the Science & Technology Committee; board member of ReNeuron Group plc, Synexus Ltd., Merlin Biosciences’ Fund II, Sigma-Tau Finanziaria S.p.A., Sigma-Tau Pharmaceuticals, Inc., Verona Pharma plc, and SciClone Pharmaceuticals, Inc.

Name	Current Principal Occupation or Employment
Louis J. Lavigne, Jr.	Director and member of the Audit and Finance Committee and the Science & Technology Committee; Managing Director of Lavrite LLC; member of the board of directors of BMC Software, Inc., Accuray Incorporated, SafeNet, Inc., and Novocare, Ltd.; Faculty Member of the Babson College Executive Education’s Bio-Pharma: Mastering the Business of Science program and trustee of Babson College, Babson Global and the Seven Hills School

David E.I. Pyott	Chairman of the Board, President and Chief Executive Officer; Director, President and Chief Executive Officer of Purchaser; Lead Independent Director of the board of Avery Dennison Corporation and Edward Lifesciences Corporation; Member of the Directors’ Board of The Paul Merage School of Business at the University of California, Irvine; Vice Chairman of the Board of Trustees of Chapman University

Arnold A. Pinkston	Executive Vice President, General Counsel and Assistant Secretary; Director, Vice President and Secretary of Purchaser

Russell T. Ray	Director, Chairman of the Audit and Finance Committee and member of the Organization and Compensation Committee; Partner, HLM Venture Partners; Director of Prism Education Group, Inc. and SWP Media, Inc.

Stephen J. Ryan, M.D.	Director, Chairman of the Science & Technology Committee and member of the Audit and Finance Committee; President of the Doheny Eye Institute and Grace and Emery Beardsley Professor of Ophthalmology at the Keck School of Medicine of the University of Southern California. Dr. Ryan continues to maintain a clinical practice with an emphasis on retina and macular disease and ocular trauma.

Scott D. Sherman	Executive Vice President, Human Resources

Scott M. Whitcup, M.D.	Executive Vice President, Research and Development, and Chief Scientific Officer; Faculty Member at the Jules Stein Eye Institute/David Geffen School of Medicine at the University of California, Los Angeles; Member of the board of directors of Avanir Pharmaceutical, Inc. and Questcor Pharmaceuticals, Inc.

DIRECTORS AND EXECUTIVE OFFICERS OF GROUNDHOG ACQUISITION, INC.

The name, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below for each director and executive officer of Purchaser. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Purchaser. The business address of each director and officer is Allergan, Inc., 2525 Dupont Drive, Irvine, California 92612. All directors and executive officers listed below are United States citizens.

Name	Current Principal Occupation or Employment

Jeffrey L. Edwards	Director, Vice President and Chief Financial Officer; Executive Vice President, Finance and Business Development and Chief Financial Officer of Allergan

David E.I. Pyott	Director, President and Chief Executive Officer; Chairman of the Board, President and Chief Executive Officer of Allergan; Lead Independent Director of the board of Avery Dennison Corporation and Edward Lifesciences Corporation; Member of the Directors’ Board of The Paul Merage School of Business at the University of California, Irvine

Arnold A. Pinkston	Director, Vice President and Secretary; Executive Vice President, General Counsel and Assistant Secretary of Allergan